                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                           (Amendment No. ____)


                            Hadson Corporation
- - --------------------------------------------------------------------------
                             (Name of Issuer)

            Common Stock                          40501V101
- - -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

         Thomas P. Donahue
       4900 Renaissance Tower
          1201 Elm Street
          Dallas, TX 75270
           (214) 745-4606                           12/14/93
- - -----------------------------------   -----------------------------------
(Name, address and telephone number       (Date of event which requires
  of person authorized to receive           filing of this statement)
    notices and communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [x].


Check the following box if a fee is being paid with the statement   [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)





























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 CUSIP No.      40501V101                                13D - Page 2


  1   NAME OF REPORTING PERSON:              The Prudential Insurance
                                             Company of America

      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON:  22-1211670

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:        (a)   [_]
                                                               (b)   [x]

  3   SEC USE ONLY

  4   SOURCE OF FUNDS:*      00


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED       [_]
      PURSUANT TO ITEM 2(d) OR 2(e):

  6   CITIZENSHIP OR PLACE OF                A mutual life insurance
      ORGANIZATION:                          company organized under the
                                             laws of New Jersey

   NUMBER OF    7   SOLE VOTING POWER:                  6,317,944
    SHARES
 BENEFICIALLY   8   SHARED VOTING POWER:                --
   OWNED BY

     EACH       9   SOLE DISPOSITIVE POWER:             1,329,763
   REPORTING
  PERSON WITH   10  SHARED DISPOSITIVE POWER:           --


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
      PERSON:                                          6,317,944

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES         [_]
      CERTAIN SHARES:*


  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):          24.6%

  14  TYPE OF REPORTING PERSON:*             BD, IC, IA































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     ITEM 1.   SECURITY AND ISSUER.
     ------    -------------------

               This Schedule 13D relates to the shares of common stock, par value $.01 per share (the "Common Stock") of Hadson Corporation (the "Issuer"), which has its principal executive office at 101 Park Avenue, Suite 1400, Oklahoma City, Oklahoma 73102. The Prudential Insurance Company of America, a New Jersey mutual insurance corporation, for itself and its affiliates Pruco Life Insurance Company and PruSupply, Inc. (collectively "Prudential"), previously filed a statement on Schedule 13G dated February 9, 1990, as amended on February 11, 1991, February 11, 1992, and February 5, 1993, reflecting its beneficial ownership of securities of the Issuer.


     ITEM 2.   IDENTITY AND BACKGROUND.
     ------    -----------------------

               This statement is filed by Prudential which has its principal business and principal office at 751 Broad Street, Newark, New Jersey 07102. The following lists the current directors (the "Directors") of The Prudential Insurance Company of America and their principal occupations; unless otherwise noted, their business address is 751 Broad Street, Newark, New Jersey 07102:

               James G. Affleck has been retired since 1984.

               Robert E. Beck has been retired since 1992.

               William W. Boeschenstein is the Chairman of the Board and Chief Executive Officer of Owens-Corning Fiberglass Corporation, Fiberglass















































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          Tower, Toledo, Ohio 43659, which engages in the business of manufacturing fiberglass products.

               Robert J. Boutillier has been retired since 1982.

               James E. Burke has been retired since 1990.

               Brendan T. Byrne is a partner in the law firm of Carella, Byrne, Bain, Gillfillan, Cecchi & Stewart, 6 Becker Farm Road, Roseland, New Jersey 07066.

               Lisle C. Carter, Jr. is a partner in the law firm of Verner Liipfert, Bernhard, McPherson & Hand, Chartered, 1307 Fourth Street, S.W., Washington, D.C. 20024.

               Carolyne K. Davis is a Health Care Advisor at the accounting firm of Ernst & Young, 1200 Nineteenth Street, N.W. Washington, D.C. 20036.

               William H. Gray, III is President and Chief Executive Officer of the United Negro College Fund, Inc., 500 East 62nd Street, New York, New York 10021.

               Jon F. Hanson is Chairman of Hampshire Management Co., 235 Moore Street, Suite 200, Hackensack, New Jersey 07601.

               Allen F. Jacobson has been retired since 1991.

               Garnett L. Keith, Jr. is Vice Chairman of Prudential.

               James C. Kellogg is a partner in the law firm of Townley & Updike, 405 Lexington Avenue, New York, New York 10174.
















































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               Burton G. Malkiel is a Professor of Economics at Princeton
          University, 110 Fisher Hall, Prospect Avenue, Princeton
          University, Princeton, New Jersey 08544.

               John R. Opel has been retired since 1993.

               Donald E. Procknow has been retired since 1986.

               Robert H. Schaeberle is Chairman Emeritus of Nabisco Brands, Inc., 200 DeForest Avenue, East Hanover, New Jersey 077936.

               Richard M. Thomson is Chairman of the Board and Chief Executive Officer of the Toronto-Dominion Bank, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, Canada.

               P. Roy Vagelos, M.D. is Chairman and Chief Executive Officer of Merck & Co., Inc., a manufacturer of pharmaceuticals, 126 East Lincoln Avenue, Rahway, New Jersey 07065.

               Stanley C. Van Ness is an attorney at the law firm of Picco Mack Herbert Kennedy Jaffe Perrella and Yoskin, One State Street Square, Suite 1000, Trenton, New Jersey 08607.

               Paul A. Volcker is Chairman of James D. Wolfenshohn, Inc., 599 Lexington Avenue, New York, New York 10022.

               Robert C. Winters is Chairman of the Board, President and Chief Executive Officer of Prudential.



















































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

               The following persons are the current executive officers (the "Officers") and controlling persons of Prudential, and each of their business addresses is 751 Broad Street, Newark, New Jersey:

               Robert C. Winters - Chairman of the Board, President and
               Chief               Executive Officer

               Garnett L. Keith, Jr. - Vice Chairman

               William P. Link - Executive Vice President ("EVP")

               Edward D. Zinbarg - EVP

               Robert P. Hill - EVP

               Robert E. Riley - EVP, Prudential Reinsurance Company

               James W. Stevens - Chairman and Chief Executive Officer,
                                  Prudential Asset Management Group

               William M. Bethke - President, Capital Markets Group

               Stephen R. Braswell - Vice President, Investment Services
                                     Group

               John D. Brookmeyer - Senior Managing Director, Prudential
                                    Global Asset Management

               E. Michael Caulfield - President, Prudential Preferred
                                      Financial Services

               Robert M. Chmely - Chief Financial Officer, Prudential Asset
                                  Management Group

               Martha J. Clark - President, Prudential Asset Management
                                 Company

               James E. Dwane - President, Prudential Reinsurance

               William S. Field - Chairman, Prudential Equity Investors,
                                  Inc.

               James R. Gillen - Senior Vice President and General Counsel





























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


               Bruce J. Goodman - President, Prudential Business Systems

               Nicholas M. Graves - President, Private Placement Group

               Allen M. Haight - President, AARP Operations

               Samuel H. Havens - President, Group Operations

               Eugene B. Heimberg - President and Chief Investment Officer,
                                    Prudential Investment Company

               William G. Hunt, Jr. - Senior Vice President and Chief
                                      Marketing Officer, Prudential Preferred
                                      Financial Services

               Milan E. Johnson -  Chairman and Chief Executive Officer,
                                   Prudential Residential Services Company

               S. Ross Johnson - President, Canadian Operations

               Ira J. Kleinman - President, Prudential Select Marketing
                                 Company

               Donald C. Mann - Senior Vice President

               John P. Murray - EVP and Diector of Corporate Risk
                                Management

               Eugene M. O'Hara - Senior Vice President, Comptroller and
                                  Chief Financial Officer

               I. Edward Price - President, International Insurance

               Donald G. Southwell - President, Prudential Insurance and
                                     Financial Services

               Dorothy K. Light - Vice President and Secretary

               Martin Pfinsgraff - Vice President and Treasurer

               Prudential, the Directors and the Officers are collectively referred to herein, as the "Enumerated Persons." Each of the Directors and Officers is an American citizen, with the exception of Messrs. S. Ross Johnson and Richard M.








































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     Thomson, who are Canadian citizens.  Based upon the knowledge of
     Prudential and without independent verification, none of the Enumerated Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of the Enumerated Persons, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


     ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     ------    -------------------------------------------------

               Prudential acquired beneficial ownership of the shares of Common Stock reported in Item 5 upon the conversion of certain securities of the Issuer previously owned by Prudential, pursuant to the merger consummated on December 14, 1993 (the "Merger") of Adobe Pipeline Gas Company, an indirect wholly-owned subsidiary of Santa Fe Energy Resources, Inc. ("SFER"), and a direct wholly-owned subsidiary of SFER Pipeline, Inc. ("Pipeline", and collectively with SFER, "Santa Fe") with and into the Issuer. The Merger was consummated pursuant to the Agreement of Merger, dated as of July 28, 1993, as amended, by and among the Issuer and Santa Fe.

               Prior to the Merger and certain related transactions, Prudential held the securities of the Issuer as set forth in the left-hand column of the following table.

     The right-hand column reflects the securities of the Issuer that Prudential received as a result of the Merger and the related transactions.

     Pre-Merger Securities              Converted into or Exchanged For
     ---------------------              -------------------------------
     49,500 shares of 7% Senior        (i)  an aggregate of 553,658 shares
     Cumulative Preferred Stock        of Common Stock, (ii) a beneficial
                                       interest in the H/P Trust (defined
                                       in Item 5) and (iii) $33 million
                                       aggregate principal amount of the
                                       Senior Secured Notes (defined below)

     300,000 shares of Common Stock    (i) 20,001 shares of Common
                                       Stock and (ii) 5,001 shares of
                                       Junior Preferred Stock
                                       (defined below), each share of
                                       which is presently exercisable
                                       for one share of Common Stock

     72,704,000 shares of Class B      A beneficial interest in the
     Common                            H/P Trust

     11,341,000 shares of Class C      756,104 shares of Common Stock
     Common Stock

     $23.4 million of 6.20% Senior     $23.4 million of the Senior
     Secured Notes due 2000            Secured Notes

     In summary, upon the consummation of the Merger and the related transactions, Prudential directly held an aggregate of 1,329,763 shares of Common Stock, a beneficial interest in the H/P Trust (which, as described in Item 5 below, owns 4,983,180 shares of Common Stock), 5,001 shares of Junior Exchangeable Automatically Convertible Preferred Stock, Series B, of the Issuer (the "Junior Preferred Stock") presently exercisable for 5,001 shares of Common Stock, and $56.4 million of the Issuer's 8% Senior Secured Notes due 2003 (the "Senior Secured Notes").

               Each share of Junior Preferred Stock is exercisable for one share of Common Stock upon the payment of the exercise price in effect at the time of exercise and the delivery of certificate representing the Junior Preferred Stock to the Company. The Junior Preferred Stock automatically converts into .001 of a share of Common Stock, subject to certain adjustments, on the earlier of (i) the thirty-first day after the Common Stock has reached a certain reported sales price for 40 consecutive trading days or (ii) December 14, 1995.

     ITEM 4.   PURPOSE OF TRANSACTION.
     ------    ----------------------

               Prudential acquired the Common Stock reported in Item 5 in the ordinary course of business, as a result of the Merger.
     Prudential's investment in the Common Stock beneficially owned by it is solely for investment purposes.

               Other than as contemplated by the Trust Agreement (as defined in Item 5), the Voting Agreement or the Registration Rights Agreement (each as defined in Item 6), neither Prudential nor, to the best of Prudential's knowledge without investigation, any other Enumerated Person has any plans or proposals which relate to, or would result in any actions listed in (a) through (j) inclusive, of Item 4 of Schedule 13D.




































































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     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
     ------    ------------------------------------

     DESCRIPTION OF THE H/P TRUST
     ----------------------------

               Pursuant to a Trust Agreement, dated as of December 14, 1993 (the "Trust Agreement") by and among the Issuer, Prudential and Liberty Bank and Trust Company of Oklahoma City, N.A. (the "Trustee"), a trust (the "H/P Trust") was formed and was funded by the Issuer with 4,983,180 shares of Common Stock (the "Trust Shares"). Initially, all Trust Shares are designated as "Unclassified Shares" for purposes of the Trust Agreement. Any Trust Shares that are from time to time classified as described below will be designated as "Classified Shares" for purposes of the Trust Agreement.

               Pursuant to the Trust Agreement, the Company is obligated to cause the transfer agent for the Junior Preferred Stock to deposit to the H/P Trust all proceeds from the exercise of shares of Junior Preferred Stock. At the end of each calendar quarter and upon termination of the H/P Trust, the Trustee will compute the amount of such exercise proceeds deposited to the H/P Trust since the last classification of Trust Shares, if any, and the number of Exercise Units (as defined below) represented thereby. "Exercise Units" means the amount of exercise proceeds deposited to the H/P Trust at any given time divided by the exercise price (the price per share of Common Stock required to be paid upon exercise of shares of Junior Preferred Stock) in effect on the date of the exercise giving rise to such proceeds, after taking into account any adjustments to such price. If, as of the last day of each calendar quarter or as of the termination date of the trust (each such date, a "Reporting Date"), the number of Exercise Units represented by exercise proceeds deposited













































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


     to the H/P Trust since the last classification of Trust Shares is greater than the number (rounded to the next higher whole number, if fractional) equal to the quotient of (A) 20% of the sum of (1) the number of Unclassified Shares in the H/P Trust immediately prior to the date of such calculation plus (2) the number of shares of Common Stock directly held by Prudential immediately prior to the Reporting Date divided by (B) the difference between (1) 100% minus (2) 80% of the fraction (not greater than one) determined by dividing (x) the sum of (I) the number of the Unclassified Shares in the H/P Trust immediately prior to the date of such calculation plus (II) the number of shares of Common Stock directly held by Prudential immediately prior to the Reporting Date by (y) the number of all of the shares of Common Stock issued and outstanding immediately before the date of such calculation, treating any Classified Shares as not being issued or outstanding and treating any Unclassified Shares that are constructively owned by Prudential under Section 318 of the Internal Revenue Code of 1986, as amended, as being issued and outstanding, then the Trustee will (x) pay the principal amount of all exercise proceeds deposited since the last classification of Trust Shares to Prudential, (y) pay to the Issuer all other funds in the H/P Trust (except such amount as the Trustee, in its sole discretion, shall decide to retain for the payment of expenses), and (z) classify that number of Unclassified Shares that is equal to the number of Exercise Units corresponding to the amount of exercise proceeds deposited to the H/P Trust since the last
















































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

     classification of Trust Shares, and distribute such Classified Shares to the Issuer for cancellation.

               The H/P Trust has a minimum term of seven months. Thereafter, the H/P Trust will terminate on the day after all of the outstanding shares of Junior Preferred Stock have been exercised for or converted into Common Stock (as described in Item 3), but, in any event, no later than December 15, 1995. Upon termination of the H/P Trust (after first determining whether a Classification Event has occurred and making the distributions according to (x), (y) and (z) above), the Trustee will distribute the balance of Unclassified Shares in the H/P Trust to Prudential and will distribute all other assets in the H/P Trust, including any Classified Shares, to the Issuer.

             Under the Trust Agreement neither the Trustee, Prudential nor the Issuer has the power to sell, transfer, assign, pledge, hypothecate, encumber or in any manner dispose of the Trust Shares other than as described above. The Trustee also is obligated to vote the Unclassified Shares in accordance with the instructions of Prudential.

     RESPONSE TO ITEMS 5(A)-(E)
     --------------------------

             (a) Prudential directly owns 1,329,763 shares of Common Stock and, pursuant to the Trust Agreement, has power to direct the Trustee to vote the 4,983,180 shares of Common Stock held by the Trust. Prudential has the right to acquire up to 5,001 shares of Common Stock upon the exercise of the shares of the Junior Preferred Stock it holds. Accordingly, Prudential may be deemed to












































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

     beneficially own a total of 6,317,944 shares of Common Stock which represents 24.6% of the outstanding Common Stock. As of the date of this Schedule 13D and based upon the knowledge of Prudential without independent verification, none of the other Enumerated Persons beneficially owns any shares of the Common Stock.

               Prudential expressly disclaims membership in a group with SFER or Pipeline or both, for purposes of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), and further expressly disclaims that it beneficially owns any shares of Common Stock beneficially owned by SFER or Pipeline.
               (b) Prudential has the sole power to vote, or direct the voting of, 6,317,944 shares of Common Stock, assuming Prudential's exercise of the Junior Preferred owned by it.

               Prudential has the sole power to dispose, or to direct the disposition of, the 1,329,763 shares of Common Stock held directly by it. Prudential does not, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, have or share investment power (as defined in Rule 13d-3(a)(2) under the Act) or investment control (as used in Rule 16a-8(a)(3) under the Act) with respect to the Trust Shares, including the power to dispose, or to direct the disposition of, the Trust Shares.

               As of the date of this Schedule 13D and based upon the knowledge of Prudential without independent verification, none of the other Enumerated Persons has the power to vote or dispose of any shares of Common Stock.
















































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

               (c)  Except in connection with the Merger as described in
     Item 3, Prudential has not effected any transactions in the Common Stock during the preceding 60 days. As of the date of this Schedule 13D and based upon the knowledge of Prudential without independent verification, none of the other Enumerated Persons has effected any transactions in the Common Stock during the preceding 60 days.
               (d) No person other than Prudential is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock beneficially owned by it.
               (e)  Not applicable.


     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
     ------    WITH RESPECT TO SECURITIES OF THE ISSUER
               --------------------------------------------------------

               Prudential is a party to three agreements with respect to the shares of Common Stock beneficially owned by it: (i) the Trust Agreement (as described in response to Item 5 which is incorporated herein by reference), (ii) the Voting Agreement (defined below), and
     (iii) the Registration Rights Agreement (defined below). In addition, Prudential and the Issuer are parties to a Securities Purchase Agreement (defined below) pursuant to which the Issuer's Senior Secured Notes were issued.

     VOTING AGREEMENT
     ----------------

               In connection with the Merger and the related transactions, Prudential and Santa Fe entered into a Voting Agreement dated December 14, 1993 (the "Voting Agreement"),




































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     in which each party agreed to vote the shares of Common Stock beneficially owned by it (which, in the case of Prudential, includes the Trust Shares) in favor of persons designated by the parties from time to time for election to the board of directors of the Issuer.
     As a result of the Merger, the Issuer's entire board of directors consists of eight directorships, divided into three classes, with staggered terms. Each of Santa Fe and Prudential have agreed to vote all of the shares of Common Stock beneficially owned by it so as to cause: (i) 50% of the number of directorships constituting the entire board of directors of the Issuer to be designated by Santa Fe, (ii) one person designated by Prudential to be elected as a Class I director of the Issuer and (iii) until the expiration of the initial term of a Class III directors at the third annual meeting of stockholders following the Merger, one person jointly designated by Santa Fe and Prudential to be elected as a Class III director of the Issuer. Each of SFER and Prudential has granted reciprocal irrevocable proxies with respect to the shares of Common Stock beneficially owned by it, which proxies can be exercised solely upon the failure of the grantor thereof to vote the shares of Common Stock beneficially owned by it in accordance with the Voting Agreement.

             The Voting Agreement further provides that each of Santa Fe and Prudential will vote all shares of Common Stock beneficially owned by it against any proposed amendments to Section 3.03 of the Issuer's By-laws, which governs the filling of vacancies on the Board, and against any proposed amendment to Article 7 of the Issuer's Certificate of Incorporation, which governs the amendment of such By-laws provisions.


















































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


      The Voting Agreement terminates by its terms upon the earlier to occur of (i) the tenth anniversary of the Merger and (ii) such time as Prudential no longer beneficially owns at least 756,100 shares of Common Stock.


     REGISTRATION RIGHTS AGREEMENT
     -----------------------------

               Pursuant to the Merger Agreement, the Issuer entered into the Registration Rights Agreement, dated as of December 14, 1993 (the "Registration Rights Agreement"), with Santa Fe and Prudential pursuant to which each of Santa Fe and Prudential will be entitled to certain demand and "piggyback" registration rights with respect to the shares of capital stock of the Company issued to it in the Merger as described below and, with respect to Prudential, any shares of Common Stock that may be received by Prudential upon the termination of the H/P Trust.

               Pursuant to the Registration Rights Agreement, Prudential will have the right, subject to certain limitations, exercisable one time in any 12-month period, to require the Issuer to register, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the offer and sale of (i) the Common Stock received by Prudential pursuant to the Merger, and (ii) any shares of Common Stock that may be received by Prudential upon the termination of the H/P Trust. All expenses in connection with the first two such demand registrations will be borne by the Issuer; all expenses in connection with subsequent demand registrations will be borne by Prudential and any other selling stockholders. In addition, Prudential will have the right to include shares of Common Stock held by it in any registration statement filed by the Issuer pursuant to the Securities Act (including any registration statement of the Issuer required by Santa Fe but excluding any registration statement filed by the Issuer in connection with an employee stock plan). The Issuer will pay all expenses incurred in connection with any such "piggyback" registrations other than registration fees relating to the shares of Common Stock to be sold for the account of Prudential in connection with such registrations, fees and expenses of counsel for Prudential and certain other expenses (which will be paid by Prudential).

     SECURITIES PURCHASE AGREEMENT
     -----------------------------

               In connection with the Merger, Prudential and the Issuer entered into a Securities Purchase Agreement dated as of December 14, 1994 (the "Securities Purchase Agreement") pursuant to which the Issuer issued to Prudential (i) $23.4 million aggregate principal amount of Senior Secured Notes in exchange for the $23.4 million aggregate principal amount of the 6.20% Senior Secured Notes due 2000 then held by Prudential, and (ii) $33 million aggregate principal amount of Senior Secured Notes in partial consideration for the conversion of Prudential's shares of the Issuer's 7% Senior Cumulative Preferred Stock pursuant to the Merger (see the table set out in Item
     3). The Securities Purchase Agreement contains customary representations, warranties, covenants and indemnification provisions. The Senior Secured Notes are secured by a first priority lien granted to a collateral agent for the benefit of Prudential and another senior secured lender of the Issuer, primarily on the outstanding capital stock of certain of the Issuer's subsidiaries and on the accounts receivable and other personal property of the Issuer.

               Further, Prudential expressly disclaims membership in a group with either Santa Fe or Pipeline or both, and expressly disclaims that it beneficially owns any shares of Common Stock held by either Santa Fe or Pipeline at any time.


     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
               --------------------------------
               1.   Trust Agreement.
               2.   Voting Agreement.
               3.   Registration Rights Agreement.
               4.   Securities Purchase Agreement.

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     SIGNATURE
     ---------
               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Dated:  January 17, 1994


                                     THE PRUDENTIAL INSURANCE
                                       COMPANY OF AMERICA


                                     By:  /s/ Jack L. Pfeilsticker
                                          ---------------------------
                                        Name: Jack L. Pfeilsticker
                                        Title: Assistant General
                                             Counsel

                                INDEX TO EXHIBITS


     1. Trust Agreement dated as of December 14, 1993 by and among Hadson Corporation, The Prudential Insurance Company of America, Pruco Life Insurance Company, PruSupply, Inc., and Liberty Bank and Trust Company of Oklahoma City, N.A., as Trustee.

     2. Voting Agreement dated as of December 14, 1993 by and among The Prudential Insurance Company of America, Pruco Life Insurance Company, PruSupply, Inc., Santa Fe Energy Resources, Inc. and SFER Pipeline, Inc.

     3. Registration Rights Agreement dated as of December 14, 1993 by and among Hadson Corporation, The Prudential Insurance Company of America, Pruco Life Insurance Company, PruSupply, Inc., Santa Fe Energy Resources, Inc. and SFER Pipeline, Inc.

     4. Securities Purchase Agreement dated as of December 14, 1993 by and among Hadson Corporation, The Prudential Insurance Company of America, Pruco Life Insurance Company and PruSupply, Inc.